UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

001-39592
Commission File Number

KRONOS BIO, INC.
(Exact name of registrant as speciﬁed in its charter)

4747 Executive Drive, Suite 210
San Diego, CA 92121
(858) 281-5372
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date:	One

Pursuant to the requirements of the Securities Exchange Act of 1934, Kronos Bio, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2025	KRONOS BIO, INC.

By:	/s/ Michael Hearne
Name: Michael Hearne
Title: Chief Financial Officer